December 27, 2017

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential High Yield Fund

Post-Effective Amendment No. 69 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 68 to the Form N-1A Registration Statement under the Investment Company Act of 1940

       Securities Act Registration No. 002-63394

Investment Company Act No. 811-02896

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on October 12, 2017 on behalf of Prudential Investment Portfolios, Inc. 15 (the Company) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the Securities Act of 1933 (1933 Act) solely for the purpose of adding two new classes of shares to the Prudential High Yield Fund (the Fund), which is a series of the Company. The new classes of shares are known as Class R2 and Class R4.

This letter is intended to respond to the Commission Staff’s comments that were conveyed by you by telephone on November 28, 2017 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Mr. Alberto Zapata prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendment.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class R2 and R4 shares for the Fund.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class R2 and Class R4 shares of the Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

6. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” please consider revising all whole numbers in this and other numeric tables so that all whole numbers are followed by “.00.” Example: please revise the figure 1% so that it reads 1.00%.

Response: The requested revisions have been made in the Prospectus, as well as in the SAI.

COMMENTS ON THE PROSPECTUS:

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the overall discussion does not provide sufficient specific information and details about the Fund’s principal investment strategies. Please revise the discussion by providing additional specificity and details.

Response: In response to this comment, the disclosure has been revised accordingly.

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Past Performance,” the Bloomberg Barclays US Corporate High Yield 1% Issuer Capped Index is disclosed as the Fund’s benchmark index. Please explain how this index satisfies the requirements of Form N-1A to show the returns of a broad-based securities market index.

Response: We believe that the use of this index satisfies the requirements of Form N-1A. The Bloomberg Barclays U.S. Corporate High Yield 1% Issuer Capped Index is a commonly utilized benchmark that measures performance of the fixed rate non-investment grade debt market.  The index includes issuers from across the Industrial, Utility, and Financial sectors.  As of 11/30/17, the index included 2,032 individual issues representing approximately $1.3 trillion in market value.

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Management of the Fund,” please include both the year and month in which each portfolio manager commenced service as a portfolio manager for the Fund.

Response: For each portfolio manager, both the month and year of service commencement as a portfolio manager has been included.

10. Comment: In the Prospectus, in the section entitled “Fund Summary—Buying and Selling Fund Shares,” the following disclosure appears: “Important Note: Class R2 and Class R4 shares are not available for purchase until on or about June 1, 2018.” Please explain why there is such a long lead time prior to when these new share classes will be available for sale.

Response: There are several reasons why the new share classes will not be available until June 2018. First, the Fund’s investment manager, in consultation with the Fund’s Board of Directors, determined that it was important to provide new investors and new group retirement plans sufficient time to process and prepare for this change. Retirement plans typically have a long implementation time frame, and usually require significant lead time in order to prepare and implement the systems changes necessary to support a new share class.

Secondly, as also noted in the Prospectus, the Fund intends to close Class A, Class C, Class Z and Class R shares to most new group retirement plan investments, also to be effective on June 19, 2018. The Fund’s investment manager, in consultation with the Fund’s Board of Directors, determined that it could be confusing and detrimental to the Fund and its investors if the new share classes were open and available for investment prior to when the Fund’s Class A, Class C, Class Z and Class R shares would be closed.

11. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” please consider adding to the discussion of the Fund’s principal investment strategies in the Fund Summary the following excerpts:

“The Fund may invest up to 20% of its investable assets in medium-rated fixed income securities, which are securities rated Baa by Moody’s or BBB by Standard & Poor’s or securities considered by the investment subadviser to be of comparable quality.”

“The types of fixed income securities in which the Fund may invest include both convertible and nonconvertible securities (including preferred stocks).”

Response: Because the securities described above are not part of the Fund’s principal investment strategies, we respectfully decline to include disclosure about these securities in the discussion of the Fund’s principal investment strategies in the Fund Summary.

12. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” disclosure and discussion is included with respect to the following types of securities and/or investments (listed below). If any of these securities and/or investments are considered to be part of the Fund’s principal investment strategies, they should be included in the discussion of the Fund’s principal investment strategies which appears in the Fund Summary:

--Foreign Fixed Income Securities
--Repurchase Agreements
--Asset-Backed Securities
--Loan Participations and Assignments
--Zero Coupon Bonds, Pay-in-Kind (PIK) and Deferred Payment Securities

--Credit-Linked Securities
--Derivative Strategies
--Short Sales

Also, with respect to Loan Participations and Assignments, please confirm that these investments are subject to the 15% cap on investments in illiquid securities.

With respect to Derivative Strategies, please explain whether or not derivatives are counted or included towards the Fund’s 80% investment policy for purposes of the Fund Names Rule (Rule 35d-1) and explain how derivatives are valued if they are included in the Fund’s 80% investment policy.

Response: In response to this comment, disclosure with respect to foreign fixed income securities has been included in the discussion of the Fund’s principal investment strategies appearing in the Fund Summary. The other securities and/or strategies listed above are not principal investment strategies of the Fund.

With respect to loan participations and assignments, such instruments are not automatically identified and subjected to the 15% cap on investments in illiquid securities, since these securities are evaluated on a case-by-case basis.

With respect to derivative strategies, derivatives are not counted or included towards the Fund’s 80% investment policy for purposes of the Fund Names Rule.

13. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” in the table entitled “Principal and Non-Principal Strategies,” please differentiate/segregate the table so that principal and non-principal strategies are grouped separately. Also, please include in the discussion of the Fund’s principal investment strategies which appears in the Fund Summary any percentage limitations appearing in this table which are applicable to the Fund’s principal investment strategies.

Response: Upon review, we believe that the existing presentation and order complies with the requirements of Form N-1A, and therefore we respectfully decline the Staff’s comment.

14. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund,” there is extensive discussion of the “Risks of Investments in Loans.” In light of the extensive and lengthy discussion of the risks of investing in loans, investments in loans should be discussed and included as a principal investment strategy in the Fund Summary.

Response: As noted previously, investments in loans are not a principal investment strategy of the Fund.

15. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Buy Shares,” please include a discussion and explanation of “dealer reallowance,” since the sales charge table which appears in this section identifies the amount of dealer reallowance that is paid based on different sales charge amounts.

Response: In response to this comment, the Prospectus has been revised to include an explanation of the term “dealer reallowance.”

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel